Exhibit 21.1

List of Principal Subsidiaries and Affiliated Entities

Name of Subsidiary	Place of incorporation	Percentage of equity attributable to the Company
Cheche Technology Inc.	Cayman Islands	100%
Cheche Technology (HK) Limited	Hong Kong	100%
Cheche Technology (Ningbo) Co., Ltd.	PRC	100%
Baodafang Technology Co., Ltd.	PRC	100%
Beijing Cheche Technology Co., Ltd.	PRC	VIE control
Cheche Insurance Sales & Service Co., Ltd.	PRC	VIE control
Huicai Insurance Brokerage Co., Ltd.	PRC	VIE control
Cheche Zhixing (Ningbo) Car Service Co., Ltd.	PRC	VIE control